UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Presidio Property Trust, Inc.

(Name of issuer)

Series A Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

74102L303

(CUSIP number)

Gary M. Katz

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

760-471-8536

(Name, address and telephone number of person authorized to receive notices and communications)

January 5, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74102L303

(1)	Names of reporting persons Gary M. Katz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 833,969(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 833,969(1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 833,969(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.8%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Consists of (i) 675,011 shares of Series A Common Stock, par value $0.01 per share, of the Issuer (the “Shares”), including 509,149 Shares underlying unvested restricted stock, and (ii) 158,958 Shares issuable upon the exercise of Series A Common Stock Purchase Warrants (the “Warrants”).
(2)	Percentage is based upon 14,310,894 Shares outstanding as of March 4, 2024 and 158,958 Shares issuable upon exercise of the Warrants.

Item 1. Security and Issuer

This Schedule 13D relates to the Series A Common Stock, $0.01 par value per share, of Presidio Property Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123.

Item 2. Identity and Background

(a)	This statement is being filed by Gary M. Katz (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123.

(c)	Reporting Person is the Chief Investment Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The 675,011 Shares directly held by the Reporting person have been granted to the Reporting Person in connection with his services to the Issuer as the Issuer’s Chief Investment Officer.

The 158,958 Warrants directly held by the Reporting person were issued as a dividend to all holders of Common Stock of the Issuer as of the record date of January 14, 2022.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information in Items 7-11 and Item 13 of the cover page of this Schedule 13D, including the accompanying footnotes, is hereby incorporated by reference to this Item 5.

(c)	Except for the transactions which is the subject of this Schedule 13D, there were no other transactions effected in the last 60 days by the Reporting Person.

(d)	The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024	By:	/s/ Gary M. Katz
Gary M. Katz